UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Exhibit Index

Exhibit 99.1 — Next Day Disclosure Return Dated June 3, 2025

Exhibit 99.2 — Next Day Disclosure Return Dated June 3, 2025

Exhibit 99.3 — Next Day Disclosure Return Dated June 4, 2025

Exhibit 99.4 — Next Day Disclosure Return Dated June 4, 2025

Exhibit 99.5 — Next Day Disclosure Return Dated June 5, 2025

Exhibit 99.6 — Next Day Disclosure Return Dated June 5, 2025

Exhibit 99.7 — HKEx Announcement — Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 May 2025

Exhibit 99.8 — Next Day Disclosure Return Dated June 6, 2025

Exhibit 99.9 — HKEx Announcement — Voluntary Announcement Clarification Relating to Media Articles Regarding Potential Spin-off Listing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: June 6, 2025